Agi Inc. Reports First Quarter 2026 Results

São Paulo, Brazil, May 5, 2026 – Agi Inc. (NYSE: AGBK) (“Agi”), technology-powered provider of specialized financial services in Brazil, today released its financial results for the first quarter ended March 31, 2026. The financial statements and earnings presentation are available on the Company’s Investor Relations website at investors.agiinc.com along with details of the earnings conference call to be held today at 5:00 p.m. Eastern Time (6:00 p.m. Brasilia time).

“We entered 2026 from a position of strength, and I am pleased to report first-quarter results that reflect disciplined execution and a steadfast focus on long-term value creation,” said Marciano Testa, Founder, Chairman and CEO of Agi, Inc.

“Our resilient, scalable hybrid business model has proven highly capable of navigating short-term volatility. Our differentiated offering provides a structural advantage in a large, underserved market, positioning us well for sustainable long-term growth.”

First Quarter 2026 Highlights

Business Highlights:

•	Customer Growth: Active customer base grew 54% year-over-year to 7.1 million in 1Q26.
•	Market Share Expansion: Increased INSS payroll credit market share to 9.0% in 1Q26, a gain of 210 basis points year-over-year.
•	Business Units organizational structure: represents the evolution of the operating model to support scale with greater execution and speed, increasing granularity in performance management, drive end-to-end accountability by each unit and bring decision-making closer to execution.

Financial Highlights:

•	Revenue Growth: Total Revenues reached R$3.0 billion in 1Q26, an increase 24% year-over-year.
•	Profitability: Recurring Net Income of R$186.5 million in 1Q26, growing 15.3% quarter-over-quarter, with Return on Equity (LTM) of 26.1%.
•	Credit Portfolio Expansion: Total loan portfolio grew 30% to R$35.5 billion in 1Q26.
•	Operational Efficiency: Recurring Operating Efficiency Ratio was 43.2% in 1Q26, an improvement of 250 basis points quarter-over-quarter.
•	Strong Capital Position: Capital Adequacy Ratio was 19.3% at the end of 1Q26, an increase of 400 basis points year-over-year.

Conference Earnings Call Details

Agi will hold a Conference Earnings call today at 5:00pm ET (6:00pm BRT). The conference call can be accessed live over the Zoom webinar (ID: 833 2928 3838 | Password: 010443). You can also access the meeting over the phone by dialing +1 507 473 4847 or +1 564 217 2000 from the U.S. Callers from Brazil can dial +55 11 4680 6788. The call will also be webcast live at the following link and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Agi’s investor relations website at https://investors.agiinc.com.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We believe we fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. We believe this approach enables us to attract more customers, build long-lasting relationships, and strengthen our business.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press Contact

Email: imprensa@agi.com.br
Website: investors.agiinc.com